SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For April 1, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1)	The Press Release issued on April 1, 2009.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 1 April 2009
ING and Dutch State finalize Illiquid Assets Back-up Facility
European Commission temporarily authorises transaction
ING today announced that it has finalized the transaction with the Dutch government on a Illiquid Assets Back-up Facility as announced on 26 January 2009. The transaction is booked and closed in the first quarter and has a limited impact on the profit & loss for the quarter.
The European Commission has temporarily authorized the Back-up Facility. In the next six months the Commission will further study the agreement, a procedure of the Commission with regard to transactions that possibly constitute State Aid. The Commission accepts the cash flow swap arrangement and risk transfer between ING and the State. In case the transaction is deemed to be materially in contradiction with the EC rules on State Aid, the Commission may request changes to the remuneration for the State in the agreement. ING is confident on the outcome of this assessment.
The Illiquid Assets Back-up Facility will result in a full risk transfer to the Dutch State on 80% of the Alt-A RMBS portfolio at ING Direct USA and ING Americas at a discount of 10% of par value. The Dutch State will receive 80% of all cash flows from the portfolio. ING will pay a guarantee fee to the State and will receive a funding fee and a management fee.
Press enquiries
Raymond Vermeulen
ING Group
+31 20 541 5682
Raymond.Vermeulen@ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 125,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Important legal information
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (XI) conclusions with regard to purchase accounting assumptions and methodologies, (XII) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: April 1, 2009